Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 747 82 00
Fax: (48 76) 747 85 00

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	Phone: Fax:	1 202 55 13 450 1 202 77 29 207
From:	Leszek Mierzwa (contact name) Executiv Supervis	Phone:	(48 76) 747 81 30
Company:	KGHM P	Fax:	(48 76) 747 81 39
E-mail:			
Date:	22 Septe	No of sheets:	2



Current report 51/2006

The Management Board of KGHM Polska Miedź S.A. hereby provides the proposed resolutions to be passed at the Extraordinary General Shareholders Meeting of KGHM Polska Miedź S.A. on 24 October 2006:

Proposal /1/ to point 2 of the agenda
Resolution Nr ..../2006
of the Extraordinary General Shareholders Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 24 October 2006
regarding: election of the Chairman of the General Shareholders Meeting.

On the basis of art. 409 § 1 of the Commercial Partnerships and Companies Code, § 28 section 1 of the Statutes of KGHM Polska Miedź S.A. and § 5 section 3 of the Regulations of the General Shareholders Meeting of KGHM Polska Miedź S.A., the following is resolved:

I. .... is hereby elected as Chairman of the General Shareholders Meeting.

II. This resolution comes into force on the date it is taken.

Proposal /2/ to point 4 of the agenda
Resolution Nr ....../2006
of the Extraordinary General Shareholders Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 24 October 2006
regarding: acceptance of the agenda of the General Shareholders Meeting.

The General Shareholders Meeting resolves the following:

I. The agenda is hereby accepted, as set down and announced by the Management Board of KGHM Polska Miedź S.A. in the announcement on the convening of an Extraordinary General Shareholders Meeting, as placed in the official government publication Monitor Sądowy i Gospodarczy dated 29 September 2006, Nr 190/2006, item ...

II. This resolution comes into force on the date it is taken.

dlw 9/25

Proposal /3 / to point 5 of the agenda
Resolution Nr .... /2006
of the Extraordinary General Shareholders Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 24 October 2006
regarding: recall from the Supervisory Board.

On the basis of art. 385 § 1 of the Commercial Partnerships and Companies Code and § 16 sec. 2 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:
I. .... is hereby recalled from the Supervisory Board of KGHM Polska Miedź S.A. *

II. This resolution comes into force on the date it is taken.

* Based on § 13 sec.1 and sec. 6 of the Regulations of the General Shareholders Meeting of KGHM Polska Miedź S.A., voting in the matter of a recall from a body of the Company shall be carried out individually for each person, in alphabetical order.

Proposal /4/ to point 5 of the agenda
Resolution Nr ..../2006
of the Extraordinary General Shareholders Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 24 October 2006
regarding: appointment to the Supervisory Board

On the basis of art. 385 § 1 of the Commercial Partnerships and Companies Code and § 16 sec. 2 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. .... is hereby appointed to the Supervisory Board by the General Shareholders Meeting.*

II. This resolution comes into force on the date it is taken.

* Based on § 13 sec.1 of the Regulations of the General Shareholders Meeting of KGHM Polska Miedź S.A., voting in the matter of election (appointment) to a body of the Company shall be carried out individually for each person, in alphabetical order.

Legal basis: §39, Sec. 1 point 3 of the Decree of the Minister of Finance dated October 19, 2005, regarding current and periodic information disclosed by the issuers of securities (Journal of Laws from 2005 Nr 209, item 1744).


PREZES ZARZĄDU
Krzysztof Skóra


WICEPREZES ZARZĄDU
Ireneusz Reszczyński